


**Grove Energy Limited**
Suite 1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8
Phone: 604 669 2099
Fax: 604 943 3716
TSXV-AIM: **GRV**




82-2418



May 27, 2005



Dear Shareholder:
WPN Resources Ltd

**RE: ~~GROVE ENERGY LIMITED~~ – First Quarter Results**

Please find enclosed the following documents:

- 51-102F1
- Interim Financial Statements for the quarter ended March 31, 2005

Yours truly,

**GROVE ENERGY LIMITED**

*"Glenn Whiddon"*
**Glenn Whiddon, CEO**



CC: TSX Venture Exchange



dlw 6/9

# GROVE ENERGY LIMITED

(formerly WPN Resources Ltd.)

Unaudited Interim Consolidated Financial Statements

(As at March 31, 2005
and for the three month periods ended March 31, 2005 and 2004)

Contents:



*See notes to unaudited consolidated financial statements*

## Grove Energy Limited

**Consolidated Balance Sheets**

| | March 31, 2005 (unaudited) | December 31, 2004 (audited) |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents (note 3) | $ 16,222,881 | $ 21,275,888 |
| Term deposit (note 3) | 2,000,000 | 2,000,000 |
| Guarantee for letter of credit (note 3) | 400,000 | 400,000 |
| Receivables | 257,603 | 300,504 |
| Deposits and prepaid expenses | 58,406 | 12,045 |
| | 18,938,890 | 23,988,437 |
| Refundable value added tax (note 4) | 509,441 | 391,616 |
| Equipment | 30,446 | 26,930 |
| Petroleum and natural gas properties (note 5) | 14,014,545 | 9,050,562 |
| **Total assets** | **$ 33,493,322** | **$ 33,457,545** |
| **Liabilities** | | |
| Accounts payable | $ 402,083 | $ 3,948,124 |
| Convertible promissory note | - | 305,556 |
| | 402,083 | 4,253,680 |
| Asset retirement obligation (note 5) | 582,445 | 573,047 |
| | 984,528 | 4,826,727 |
| **Shareholders' equity** (note 6) | | |
| Common shares | 58,841,866 | 54,106,335 |
| Additional paid-in capital | 2,349,700 | 2,349,700 |
| Deficit | (28,682,772) | (27,825,217) |
| | 32,508,794 | 28,630,818 |
| **Total liabilities and shareholders' equity** | **$ 33,493,322** | **$ 33,457,545** |

Commitments (note 5 d )

Subsequent event (note 10)

*See notes to unaudited consolidated financial statements*

# Grove Energy Limited

**Interim Consolidated Statements of Operations**

(for the three month periods ended)

| | March 31, 2005 (unaudited) | March 31, 2004 (unaudited) |
|---|---|---|
| Operating costs | | |
| Accounting, administration and auditing | $ 3,665 | $ 3,600 |
| Amortization and accretion | 11,975 | 166 |
| Bank charges | 12,902 | 8,680 |
| Directors' fees | 45,740 | - |
| Legal and professional fees | 57,952 | 161,804 |
| Office, rent and other | 51,580 | 25,378 |
| Salaries, benefits and consulting | 440,555 | 9,036 |
| Shareholder relations | 24,481 | 5,207 |
| Stock-based compensation | - | 128,000 |
| Travel | 82,330 | 58,581 |
| | 731,179 | 400,452 |
| Other (revenue) expenses | | |
| Foreign exchange (gain) loss | 189,329 | (6,042) |
| Interest income | (62,953) | (531) |
| Property abandoned | - | 56,352 |
| | 126,375 | 49,779 |
| Net loss for the period | $ 857,555 | $ 450,231 |
| Net loss per share | $ 0.01 | $ 0.01 |
| Weighted average shares outstanding | 114,469,260 | 30,903,811 |

*See notes to unaudited consolidated financial statements*

**Grove Energy Limited**
**Interim Consolidated Statements of Cash Flows**
(for the three month periods ended)

| | March 31, 2005 | March 31, 2004 |
|---|---|---|
| | (unaudited) | (unaudited) |
| **Operating Activities** | | |
| Loss for the period | $ (857,555) | $(450,231) |
| Add back items not affecting cash: | | |
| Amortization and accretion | 11,975 | 166 |
| Accrued interest | - | 6,750 |
| Property abandoned | - | 56,352 |
| Stock-based compensation | - | 128,000 |
| | (845,580) | (258,963) |
| Decrease in receivables | 42,901 | 67,236 |
| Decrease in accounts payable | - | (363) |
| Increase in prepaid expenses | (46,361) | - |
| | (849,040) | (192,090) |
| **Investing Activities** | | |
| Petroleum and natural gas property expenditures | (4,963,983) | (9,372) |
| Purchase of equipment | (6,094) | - |
| Decrease in accounts payable | (3,546,041) | - |
| Increase in refundable value added tax | (117,825) | - |
| | (8,633,942) | (9,372) |
| **Financing Activities** | | |
| Shares issued for cash | 4,465,531 | - |
| Accrued interest paid | (35,555) | - |
| | 4,429,976 | - |
| Net decrease in cash during the period | $ (5,053,007) | $(201,462) |
| Cash, at beginning of period | 21,275,888 | 790,945 |
| Cash, end of period | $ 16,222,881 | $ 589,483 |

*See notes to unaudited consolidated financial statements*

## Grove Energy Limited

**Interim Consolidated Statement of Shareholders' Equity**

(unaudited)

| | Number of Shares | | Amount | | Additional Paid-in Capital | | Accumulated Deficit | | Total |
|---|---|---|---|---|---|---|---|---|---|
| Balance, December 31, 2003 | 30,903,811 | $ | 21,968,573 | $ | 486,200 | $ | (21,029,912) | $ | 1,424,861 |
| Grant of options | - | | - | | 128,000 | | - | | 128,000 |
| Net loss for the period | - | | - | | - | | (450,231) | | (450,231) |
| **Balance, March 31, 2004** | **30,903,811** | **$** | **21,968,573** | **$** | **614,200** | **$** | **(21,480,143)** | **$** | **1,102,630** |
| Shares issued for cash | 71,710,714 | | 30,632,262 | | 1,059,500 | | (3,774,274) | | 27,917,488 |
| Conversion of warrants | 5,362,500 | | 1,207,500 | | - | | - | | 1,207,500 |
| Exercise of options | 200,000 | | 48,000 | | - | | - | | 48,000 |
| Conversion of loan | 1,923,077 | | 250,000 | | - | | - | | 250,000 |
| Grant of options | - | | - | | 676,000 | | - | | 676,000 |
| Net loss for the period | - | | - | | - | | (2,570,800) | | (2,570,800) |
| **Balance, December 31, 2004** | **110,100,102** | | **54,106,335** | | **2,349,700** | | **(27,825,217)** | | **28,630,818** |
| Conversion of warrants | 9,820,412 | | 4,135,931 | | - | | - | | 4,135,931 |
| Exercise of options | 1,340,000 | | 329,600 | | - | | - | | 329,600 |
| Conversion of note | 2,051,283 | | 270,000 | | - | | - | | 270,000 |
| Net loss for the period | - | | - | | - | | (857,555) | | (857,555) |
| **Balance, March 31, 2005** | **123,311,797** | **$** | **58,841,866** | **$** | **2,349,700** | **$** | **(28,682,772)** | **$** | **32,508,794** |

*See notes to unaudited consolidated financial statements*

## Grove Energy Limited

**Interim Consolidated Statement of Deferred Petroleun and Natural Gas Property Expenditures**
(unaudited)

| | San Marco Permit | Romania Farm-in | Slovenia Permit | Pantelleria Permit | Borsano Permit | Total |
|---|---|---|---|---|---|---|
| **Acquisition costs** | | | | | | |
| Opening balance, December 31, 2003 | $ 268,261 | $ - | $ - | $ 343,450 | $ 17,637 | $ 629,348 |
| Shares issued | - | - | - | - | - | - |
| Cash payments | - | - | - | - | - | - |
| Claim abandoned | - | - | - | - | (17,637) | (17,637) |
| Closing balance, March 31, 2004 | 268,261 | - | - | 343,450 | - | 611,711 |
| **Deferred exploration and development** | | | | | | |
| Opening balance, December 31, 2003 | 141,932 | - | - | 84,031 | 38,716 | 264,679 |
| Exploration | - | - | 7,898 | - | - | 7,898 |
| Claim abandoned | - | - | - | - | (38,716) | (38,716) |
| Closing balance, March 31, 2004 | 141,932 | - | 7,898 | 84,031 | - | 233,861 |
| **Balance, March 31, 2004** | **$ 410,193** | **$ -** | **$ 7,898** | **$ 427,481** | **$ -** | **$ 845,572** |
| **Acquisition costs** | | | | | | |
| Opening balance, March 31, 2004 | $ 268,261 | $ - | $ - | $ 343,450 | $ - | $ 611,711 |
| Shares issued | - | - | - | - | - | - |
| Cash payments | - | - | 327,408 | - | - | 327,408 |
| Closing balance, December 31, 2004 | 268,261 | - | 327,408 | 343,450 | - | 939,119 |
| **Deferred exploration and development** | | | | | | |
| Opening balance, March 31, 2004 | 141,932 | - | 7,898 | 84,031 | - | 233,861 |
| Asset retirement cost | 340,731 | - | 232,316 | - | - | 573,047 |
| Exploration | 2,295,480 | - | 4,957,977 | 51,078 | - | 7,304,535 |
| Closing balance, December 31, 2004 | 2,778,143 | - | 5,198,191 | 135,109 | - | 8,111,443 |
| **Balance, December 31, 2004** | **$ 3,046,404** | **$ -** | **$ 5,525,599** | **$ 478,559** | **$ -** | **$ 9,050,562** |
| **Acquisition costs** | | | | | | |
| Opening balance, December 31, 2004 | $ 268,261 | $ - | $ 327,408 | $ 343,450 | $ - | $ 939,119 |
| Shares issued | - | - | - | | | |
| Cash payments | - | - | - | | | |
| Closing balance, March 31, 2005 | 268,261 | - | 327,408 | 343,450 | - | 939,119 |
| **Deferred exploration and development** | | | | | | |
| Opening balance, December 31, 2004 | 2,778,143 | - | 5,198,191 | 135,109 | - | 8,111,443 |
| Asset retirement cost | - | - | - | - | - | - |
| Exploration | 2,133,062 | 99,316 | 1,948,485 | 783,120 | - | 4,963,983 |
| Closing balance, March 31, 2005 | 4,911,205 | 99,316 | 7,146,676 | 918,229 | - | 13,075,426 |
| **Balance, March 31, 2005** | **$ 5,179,466** | **$ 99,316** | **$ 7,474,084** | **$ 1,261,679** | **$ -** | **$ 14,014,545** |

*See notes to unaudited consolidated financial statements*

## 1. Nature of Operations

The Company was incorporated in the Yukon Territory. Effective January 8, 2003 the Company consolidated its share capital on a four old for one new basis and changed its name to WPN Resources Ltd. and on June 1, 2004 changed its name to Grove Energy Limited. On May 12, 2005 the shareholders voted to continue the Company under the *Corporations Act* (British Columbia).

The Company is engaged in the exploration, acquisition, appraisal and development of natural gas and oil properties in Europe. Current expenditures are focused on gas exploration and appraisal properties located onshore in Italy, Slovenia and Romania, and offshore in an area near Pantelleria Island in the Sicily Channel. At March 31, 2005 none of the Company's petroleum and natural gas properties had proven reserves.

## 2. Significant Accounting Policies

### (a) General

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's December 31, 2004 audited annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application of such policies as the December 31, 2004 annual consolidated financial statements, except that certain historical financial statement items have been reclassified to conform to the current period's presentation.

### (b) Principles of consolidation

The Company has one wholly-owned subsidiary, Grove Energy (UK) Limited, which is consolidated with the accounts of the Company. The Company's petroleum activities are conducted jointly with other parties and accordingly these accounts reflect only the Company's proportionate interest in such activities.

### (c) Foreign currency

Transactions recorded in foreign currencies and the accounts of foreign subsidiaries have been translated into Canadian dollars as follows:

(i) Monetary assets and liabilities at the approximate rates prevailing at the consolidated balance sheet dates;
(ii) Non-monetary assets and liabilities have been translated at historical rates;
(iii) Deferred costs at the average rates in effect during the period in which costs are

**2. Significant Accounting Policies** (continued)

incurred; and

(iv) Gains or losses resulting from changes in exchange rates are included in the determination of income or loss.

At March 31, 2005 US dollar amounts were converted at a rate of $1.21 Canadian dollars to $1.00 US dollar. Amounts denominated in UK pounds were translated at $0.44 Canadian dollars to 1 pound. Euro amounts were converted at a rate of $1.58 Canadian dollars to 1 Euro. Australian dollar amounts were converted at a rate of 0.93 Canadian dollars to 1 Australian dollar.

**(d) Petroleum and natural gas properties**

(i) Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs related to the exploration and development of petroleum and natural gas properties are capitalized in cost centres. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties and costs of drilling both productive and non-productive wells.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Deferred costs are depleted on the unit of production method based on estimated proven gas and oil reserves as determined by the Company and substantiated by independent professional engineers. Petroleum and natural gas reserves are converted to a common unit of measure on an energy equivalent basis of six Mcf of gas to one barrel of oil. Costs of acquiring and evaluating unproven properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

(ii) Ceiling test

Deferred costs less accumulated depletion and depreciation, future income taxes and site restoration and abandonment costs are limited to an amount equal to the estimated future net revenue from proved reserves before royalties (based on prices and costs at the balance sheet date) plus the cost, if any, (net of impairments) of unproved properties, less estimated asset retirement obligations, general and administrative expenses, financing costs and income taxes.

(iii) Asset retirement obligations

Liabilities for asset retirement obligations are recognized in the period in which they are incurred and when a reasonable estimate of the fair value of the liability can be made. Corresponding asset retirement costs are recognized by increases to the

**2. Significant Accounting Policies** (continued)

carrying amount of the related long-lived asset. Asset retirement cost is allocated on a unit of production method over the underlying asset's useful life. The initial fair value of the liability is accreted to its estimated nominal future value by charges to operations.

The recoverability of amounts shown as petroleum and natural gas property expenditures depends upon the existence of economically recoverable reserves and future production or disposition of properties. Recorded costs are not intended to reflect present, future or fair values of the properties.

The Company has taken steps, in accordance with industry standards, to verify its title to petroleum and natural gas properties in which it has an interest. These procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or liens or inadvertent non-compliance with regulatory requirements.

**(e) Equipment**

Equipment is recorded at historical cost. The straight-line method is used to amortize costs over the related assets' estimated useful lives, which range from three to five years.

**(f) Financial instruments**

All significant financial assets, financial liabilities, and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk, currency risk, convertibility risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise, information relevant to estimating fair value has been disclosed.

**(g) Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

**(h) Income taxes**

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

**2. Significant Accounting Policies** (continued)

**(i) Non monetary consideration**

Share capital issued as non-monetary consideration is recorded at the fair market value of the shares as determined by the Board of Directors of the Company.

**(j) Income (loss) per share**

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. The assumed conversion of outstanding common share warrants and options has an anti-dilutive impact in the periods ended March 31, 2005 and 2004.

**(k) Share capital**

(i) The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company.

(ii) Commissions paid to underwriters, agents and other related share issue costs, such as legal, auditing, and printing, on the issue of the Company's shares are charged to deficit.

**(l) Measurement uncertainty**

The amounts recorded for depletion and amortization of property and equipment and the provision for asset retirement obligations are based on estimates. Ceiling tests are based on estimates of proved reserves, production rates, gas prices, future costs, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be material.

**3. Cash and term deposits**

Cash and cash equivalents consist of:

| | March 31, 2005 | December 31, 2004 |
|---|---|---|
| Canadian Dollars | $ 3,161,394 | $ 8,947,088 |
| US Dollars ($958,896 and $1,838,251 respectively) | 1,160,264 | 2,209,578 |
| Euros (7,491,186 and 6,083,725 respectively) | 11,854,661 | 9,916,288 |
| Other currencies | 46,562 | 202,934 |
| | $ 16,222,881 | $ 21,275,888 |

## 3. Cash and term deposits (continued)

The Company has a $2,000,000 term deposit that matures on August 8, 2005, which bears interest at 1.9% per annum. The Company has placed $400,000 on deposit at 0.25% per annum as a guarantee for one of the contractors working at the San Marco Permit. The deposit matures and the guarantee expires on November 30, 2005.

## 4. Refundable value added tax

In connection with the exploration and development activities carried out on the San Marco Permit, the Company has paid $509,441 (December 31, 2004 -- $391,616) of value added tax. This tax is either refundable upon filing annual value added tax returns or as a credit toward future value added tax liabilities.

## 5. Petroleum and natural gas properties

### (a) San Marco Permit

During 2002, the Company signed an agreement and received regulatory approval to purchase an application for a permit covering approximately 29,254 hectares in the south eastern Po Valley near the Adriatic Coast of Italy. Consideration for the permit was 1,687,500 common shares of the Company issued at a deemed price of $0.12, reimbursement of vendors' costs in the amount of US$41,250 and granting the vendors of the San Marco property a royalty interest of 1.5 per cent of gross revenues determined on the basis of market prices, less any government charges, taxes, fees or royalties, received from any hydrocarbons produced from the property. The application was subsequently converted into an initial six-year permit by the Italian Ministry of Productive Activities and was transferred to the Company on December 12, 2002.

During 2003, the Company entered into a Joint Development Agreement ("JDA") and conditional Gas Supply Contract with Blugas S.p.A. ("Blugas"), an independent Italian gas trading company. Under the JDA each of the Company and Blugas agreed to contribute 1,500,000 Euros toward the exploration and development of the Abbadesse prospect, which is part of the San Marco Permit. At March 31, 2005, Blugas had contributed 1,500,000 Euros (December 31, 2004 – 1,062,367 Euros) toward its investment commitment. In return for Blugas funding 1,500,000 Euros the Company granted Blugas a 20 per cent interest in the first 350 million standard cubic meters of natural gas produced from the Abbadesse prospect. The Company retains the remaining 80 per cent interest in the first 350 million standard cubic meters of natural gas produced and 100 per cent of all gas in excess of 350 million standard cubic meters. The JDA and the Gas Supply Contract provide that the Company will sell all of the natural gas produced from the Abbadesse prospect to Blugas at a discount from market prices of 20 per cent for the first 350 million standard cubic meters and a discount of 18 per cent thereafter.

Accumulated exploration and development expenditures at March 31, 2005 amounted to $5,179,466 (December 31, 2004 - $3,046,404).

**5. Petroleum and natural gas properties (continued)**

**(b) Pantelleria Permits**

In April 2003, the Company signed an agreement and received regulatory approval to purchase two off-shore exploration concessions covering approximately 132,250 hectares in Italy. Consideration paid for these concessions, known as the Pantelleria West Exploration Permit and the Pantelleria South Exploration Permit, was 2,014,497 common shares issued at a deemed price of $0.12 per share, reimbursement of vendors' costs in the amount of US$67,501 and granting a royalty interest of 1.5 per cent of the gross revenues, less government charges, taxes, fees and royalties, received from any hydrocarbons produced from these exploration permits.

The common shares issued for these concessions are subject to an escrow agreement and are to be released as to 10 per cent of the shares on closing and 15 per cent of the balance of the shares at six month intervals over a three year period (see Note 6 b).

Accumulated exploration and development expenditures to March 31, 2005 amounted to $1,261,679 (December 31, 2004 -- $478,559).

**(c) Slovenia Permit**

In February 2004, the Company signed an agreement with Nemmoco Slovenia Corporation and its joint venture partners with respect to the deeper gas horizon reservoirs underlying certain of the joint venture areas in eastern Slovenia. This agreement was amended on April 23, 2004 and required that the Company spend 4,000,000 Euros by April 23, 2005 on an agreed work program. The Company made the required expenditures and earned a 48.75 per cent interest in the deeper gas horizon reservoirs of which 3.65 per cent will be assigned as a finder's fee to Petro-Engineering (Overseas) Limited ("PEOS") resulting in a net 45.1 per cent interest in the deeper reservoirs. The Company has agreed to carry the first US$ 4 million in capital that would otherwise be PEOS's obligation in exchange for preferential repayment rights. PEOS is a company controlled by a former director and officer of the Company and has claimed that it is entitled to an additional 1.2 per cent interest in the deeper reservoirs. The Company is disputing this claim and has entered into negotiations with PEOS to reach a settlement.

Accumulated exploration and development expenditures to March 31, 2005 amounted to $7,474,084 (December 31, 2004 - $5,525,599).

**(d) Romania Permit**

In October 2004, the Company signed a farm-in agreement to acquire a 40 per cent interest in the South Craiova Concession, an onshore Romanian exploration permit, held by Sterling Resources Limited ("Sterling"). In addition to the Company funding its 40 per cent working interest, it has agreed to fund the following contributions on behalf of Sterling:

**5. Petroleum and natural gas properties (continued)**

(i) 40 per cent of the costs incurred by Sterling to drill the Cetatuia-1 Well in the South Craiova Exploration Permit up to a maximum of US$400,000;

(ii) 20 per cent of the costs incurred by Sterling to acquire 140 kilometers of seismic data up to a maximum of US$160,000; and

(iii) 10 per cent of the costs incurred by Sterling for a second well to be drilled in the South Craiova Exploration Permit up to a maximum of US$100,000.

Accumulated exploration and development expenditures to March 31, 2005 amounted to $99,316 (December 31, 2004 - $nil).

**(e) Asset retirement obligation**

Included in the carrying value of the San Marco Permit and the Slovenia Permit are $340,731 and $232,316, respectively representing the fair value of a liability for asset retirement obligations that arose as a result of drilling activities during late 2004 at the Abbadesse-1 well on the San Marco Permit and the D-14 well on the Slovenia Permit. The fair value of the liability ($573,047) was determined by estimating the drill well site remediation costs of $610,639, which assumed that remediation would commence in one year and by application of an expected cash flow approach incorporating a credit-adjusted risk-free rate of 6.6 per cent. During the period ended March 31, 2005, $9,398 was charged to operations and accreted to asset retirement obligations.

**6. Share Capital**

**(a) Authorized** – unlimited common shares without par value

**(b) Issued and outstanding**

There were 123,311,797 shares issued at March 31, 2005 of which 122,707,455 shares were outstanding. At March 31, 2005 there were 604,342 (December 31, 2004 – 906,518) common shares issued and held in escrow. There will be 302,176 shares released from escrow on September 30, 2005 and 302,166 shares released on March 31, 2006.

**(c) Issued during the period**

During the three months ended March 31, 2005 the Company issued 9,820,412 shares for cash proceeds of $4,135,931 upon the conversion of share purchase warrants, 1,340,000 shares for cash consideration of $329,600 upon the exercise of stock options and 2,051,283 shares upon the conversion of the $270,000 principal amount of a convertible note.

## 6. Share Capital (continued)

### (d) Stock options

(i) During 2003, the Company granted options to directors and employees of the Company to purchase up to 800,000 common shares of the Company. These options have an exercise price of $0.15 and are exercisable until December 13, 2006.

(i) On February 24, 2004, the Company granted options to directors and employees of the Company to purchase up to 400,000 common shares of the Company. These options have an exercise price of $0.20 and are exercisable until February 24, 2007.

(ii) On March 22, 2004, the Company granted options to directors and employees of the Company to purchase up to 200,000 common shares of the Company. These options have an exercise price of $0.20 and are exercisable until March 21, 2007.

(iii) On October 4, 2004, the Company granted options to directors, employees, and consultants of the Company to purchase up to 2,250,000 common shares of the Company at an exercise price of $0.40. Of the options granted on October 4, 2004, 475,000 expire on October 4, 2005, 200,000 expire on October 4, 2006 and 1,575,000 expire on October 4, 2007.

At March 31, 2005 there were 3,600,000 (December 31, 2004 – 5,060,000) shares reserved in respect of outstanding share purchase options. The following table sets out the shares reserved under options granted.

| Number of Options | Number of Underlying Shares | Date of Grant | Exercise Price | Expiry Date | Time to Expiry (months) | Potential Cash Receipts |
|---|---|---|---|---|---|---|
| 800,000 | 800,000 | December 13, 2003 | $ 0.15 | December 13, 2006 | 20.4 | $ 120,000 |
| 400,000 | 400,000 | February 25, 2004 | $ 0.20 | February 24, 2007 | 22.8 | 80,000 |
| 200,000 | 200,000 | March 22, 2004 | $ 0.20 | March 21, 2007 | 23.6 | 40,000 |
| 425,000 | 425,000 | October 4, 2004 | $ 0.40 | October 4, 2005 | 6.1 | 170,000 |
| 200,000 | 200,000 | October 4, 2004 | $ 0.40 | October 4, 2006 | 18.1 | 80,000 |
| 1,575,000 | 1,575,000 | October 4, 2004 | $ 0.40 | October 4, 2007 | 30.1 | 630,000 |
| **Balance March 31, 2005** | 3,600,000 | | $ 0.31 | | | $ 1,120,000 |

### (e) Warrants

At March 31, 2005 there were 19,117,180 (December 31, 2004 – 26,886,310) shares reserved in respect of outstanding warrants to purchase common shares of the Company.

## 6. Share Capital (continued)

The following table sets out the shares reserved for outstanding warrants.

| Number of Warrants | Number of Underlying Shares | Date of Issue | Exercise Price | Expiry Date | Time to Expiry (months) | Potential Cash Receipts |
|---|---|---|---|---|---|---|
| 5,031,250 | 5,031,250 | January 6, 2004 | $ 0.20 | January 6, 2006 | 9.2 | $ 1,006,250 |
| 4,486,167 | 4,486,167 | April 28, 2004 | $ 0.40 | April 28, 2006 | 12.9 | 1,794,467 |
| 13,100,000 | 6,550,000 | July 7, 2004 | $ 0.65 | January 7, 2006 | 9.3 | 4,257,500 |
| 666,600 | 666,600 | July 7, 2004 | $ 0.40 | July 7, 2005 | 3.1 | 266,640 |
| 331,881 | 331,881 | December 1, 2004 | $ 0.46 | December 2, 2005 | 8.0 | 152,665 |
| 2,051,282 | 2,051,282 | March 11, 2005 | $ 0.13 | July 31, 2005 | 4.0 | 266,667 |
| **Balance March 31, 2005** | 19,117,180 | | $ 0.41 | | | $ 7,744,189 |

## 7. Supplemental Cash Flow Information

The following non-cash transactions were recorded during the three month periods ended March 31, 2005 and 2004.

| | March 31 2005 | March 31 2004 |
|---|---|---|
| Financing activity | | |
| Conversion of promissory note | $ 270,000 | $ - |
| Shares issued for subscriptions received | $ - | $ 950,000 |
| Investing activity | | |
| Asset retirement costs | $ - | $ 573,047 |

## 8. Differences between Canadian and United States Generally accepted Accounting Principles

### a) Deferred exploration expenditures

Under Canadian GAAP applicable to junior exploration companies, petroleum and natural gas exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time deferred property costs are written-off. Under US GAAP all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production.

The following table provides a summary of the impact on these financial statements that would result from the application of US accounting principles to petroleum and natural gas property expenditures:

| | March 31, 2005 | March 31, 2004 |
|---|---|---|
| **Assets** | | |
| Petroleum and natural gas property expenditures under Canadian GAAP | $ 14,014,545 | $ 845,572 |
| Costs to be expensed | (14,014,545) | (845,572) |
| Petroleum and natural gas property expenditures under US GAAP | $ - | $ - |
| **Operations** | | |
| Net income (loss) under Canadian GAAP | $ (857,555) | $ (450,231) |
| Write down of abandoned property | - | 56,353 |
| Costs to be expensed | (4,963,983) | (7,898) |
| Net income (loss) under US GAAP | **$ (5,821,538)** | **$ (401,776)** |
| **Deficit** | | |
| Deficit, end of period, under Canadian GAAP | $ 28,682,772 | $ 21,480,143 |
| Cumulative net income adjustment | 14,014,545 | 845,572 |
| Deficit, end of period, under US GAAP | **$ 42,697,317** | **$ 22,325,695** |
| **Cash Flows – Operating Activities** | | |
| Cash applied to operations under Canadian GAAP | $(849,040) | $ (192,090) |
| Add: net income (loss) under Canadian GAAP | 857,555 | 450,231 |
| Less: net income (loss) under US GAAP | (5,821,538) | (401,776) |
| Cash provided by (used in) operations under US GAAP | **$ (5,813,023)** | **$ (143,635)** |
| **Cash Flows – Investing Activities** | | |
| Cash provided by (used in) investing activities under Canadian GAAP | $ (8,633,942) | $ (9,372) |
| Property costs expensed under US GAAP | 4,963,983 | 7,898 |
| Cash provided by (used in) investing activities under US GAAP | **$(3,669,959)** | **$ (1,474)** |
| **Loss per share** | | |
| Weighted average shares outstanding | 114,469,260 | 30,903,811 |
| Net income (loss) under US GAAP | $(5,821,538) | $ (401,776) |
| Income (loss) per share under US GAAP | $ (0.05) | $ (0.01) |

## 9. Segment Information

During 2005 and 2004 the Company was engaged in one operating activity – the acquisition, exploration and development of petroleum and natural gas properties. The Company's activity was carried out in Italy, Slovenia and Romania and was supported by offices in Canada, the United Kingdom and Australia.

(a) Canadian GAAP

| March 31, 2005 | Australia | Canada | Italy | Romania | Slovenia | UK | Total |
|---|---|---|---|---|---|---|---|
| Revenue | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| Operating expenses | 271,499 | 193,973 | 154,399 | - | 30,784 | 206,900 | 857,555 |
| Net income (loss) | (271,499) | (193,973) | (154,399) | - | (30,784) | (206,900) | (857,555) |
| Identifiable assets | 11,386,766 | 5,716,100 | 7,524,212 | 99,316 | 8,670,665 | 96,263 | 33,493,322 |
| Identifiable liabilities | 261,595 | 38,008 | 360,188 | - | 236,126 | 88,611 | 984,528 |
| Identifiable investment | $11,125,171 | $5,678,092 | $7,164,024 | $ 99,316 | $8,434,539 | $ 7,652 | $32,508,794 |

(b) US GAAP

| March 31, 2005 | Australia | Canada | Italy | Romania | Slovenia | UK | Total |
|---|---|---|---|---|---|---|---|
| Revenue | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| Operating expenses | 271,499 | 193,973 | 3,070,581 | 99,316 | 1,979,269 | 206,900 | 5,821,538 |
| Net income (loss) | (271,499) | (193,973) | (3,070,581) | (99,316) | (1,979,269) | (206,900) | (5,821,538) |
| Identifiable assets | 11,386,766 | 5,716,100 | 1,083,067 | - | 1,196,581 | 96,263 | 19,478,778 |
| Identifiable liabilities | 261,595 | 38,008 | 360,188 | - | 236,126 | 88,611 | 984,528 |
| Identifiable investment | $11,125,171 | $5,678,092 | $ 722,879 | $ - | $ 960,455 | $ 7,652 | $18,494,250 |

(c) Canadian GAAP

| March 31, 2004 | Australia | Canada | Italy | Romania | Slovenia | UK | Total |
|---|---|---|---|---|---|---|---|
| Revenue | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| Operating expenses | - | 304,977 | 145,254 | - | - | - | 450,231 |
| Net income (loss) | - | (304,977) | (145,254) | - | - | - | (450,231) |
| Identifiable assets | - | 549,044 | 894,102 | - | 7,898 | - | 1,451,044 |
| Identifiable liabilities | - | 348,414 | - | - | - | - | 348,414 |
| Identifiable investment | $ - | $ 200,630 | $ 894,102 | $ - | $ 7,898 | $ - | $ 1,102,630 |

(d) US GAAP

| March 31, 2004 | Australia | Canada | Italy | Romania | Slovenia | UK | Total |
|---|---|---|---|---|---|---|---|
| Revenue | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| Operating expenses | - | 304,977 | 88,902 | - | 7,898 | - | 401,777 |
| Net income (loss) | - | (304,977) | (88,902) | - | (7,898) | - | (401,777) |
| Identifiable assets | - | 549,044 | 56,428 | - | - | - | 605,472 |
| Identifiable liabilities | - | 348,414 | - | - | - | - | 348,414 |
| Identifiable investment | $ - | $ 200,630 | $ 56,428 | $ - | $ - | $ - | $ 257,058 |

## 10. Subsequent Event

Subsequent to March 31, 2005 the Company issued 1,653,750 common shares for proceeds of $688,063 upon the exercise of share purchase warrants.



FORM 51-102F1

**Grove Energy Limited**

(formerly WPN Resources Ltd.)

# Management Discussion and Analysis

For the Period Ended March 31, 2005

**Date of the Discussion: May 25, 2005**

This discussion and analysis of the financial condition and results of operations of Grove Energy Limited ("Grove" or the "Company") should be read in conjunction with Grove's unaudited interim consolidated financial statements as at and for the periods ended March 31, 2005 and 2004 and with the audited consolidated financial statements as at and for the years ended December 31, 2004 and 2003. Grove is engaged in the acquisition, exploration, appraisal and development of natural gas and oil properties in Europe. At March 31, 2005 none of the Company's property interests had proven oil or gas reserves. In addition, as at March 31, 2005, Grove had no producing assets or entitlement to gas, oil or condensate production. Presently, Grove is conducting an evaluation of the D-14 Well in Slovenia and has applied to the Italian Ministry of Productive Activities for an exploitation permit at its Abbadesse – 1 discovery well in Italy. The operator of the Romanian Concession, in which Grove has a right to earn a 40 per cent interest, indicated that it would soon drill the Cetatuia-1 Well. The results of these activities and granting of a permit may result in defining reserves in accordance with the criteria set out in National Instrument 51-101 "*Standards of Disclosure for Oil and Gas Activities*". The results of drilling at the Cetatuia-1 well, the activities at the D-14 Well and the exploitation permit application for the Abbadesse – 1 Well will be announced and filed as they become available.

Grove's financial statements are reported in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. All financial amounts in this discussion and in the consolidated financial statements of the Company are expressed in Canadian dollars unless identified otherwise. Readers should be aware that the unaudited interim consolidated financial statements as at and for the periods ended March 31, 2005 and 2004 have been prepared in accordance with the accounting standards for the preparation of interim financial statements. Such standards do not follow the accounting standards required for the preparation of annual financial statements and readers are referred to the audited annual financial statements of the Company included in its 2004 Annual Report and which may be viewed on SEDAR at www.sedar.com. All references to a "Common Share" or "Common Shares" refer to common shares in the capital of the Company.

This discussion and analysis contains certain "forward-looking statements". Forward- looking statements are not based on historical facts but represent management's expectations regarding the Company's future potential for growth, results of operations, levels of spending, planned

exploration or development activities, business prospects and financial condition. Such expectations and forward-looking statements are based on information currently available to management and involve known or unknown risks and uncertainties that may cause actual results to differ materially from results discussed in the forward-looking statements. The Company assumes no obligation to update or revise any forward-looking statements to reflect new events or circumstances. Additional information relevant to the Company's activities, including the Company's Annual Report and the Oil and Gas Annual Disclosure Filing as required by National Instrument 51-101 may be found on SEDAR at www.sedar.com.

## Overall Performance

*Common Share issues*

During the three month period ended March 31, 2005 the Company's financial position improved as a result of the conversion of warrants, the conversion of a promissory note into Common Shares and the exercise of stock options. In the three month period ended March 31, 2005 Grove realized $4.5 million (three month period ended March 31, 2004 -- $nil) from the issue of Common Shares.

*Exploration, Appraisal and Development Activities*

Grove's principal exploration, appraisal and development properties are located onshore in Italy, Romania and Slovenia and offshore in the area surrounding the Pantelleria Island in the Sicily Channel. Grove has been approved as an Operator under Italian law by the Ministry of Productive Activities and carries out its activities in Italy through a representative office in Rome. Grove's investments in Slovenia and Romania result from farm-in arrangements with licence holders in those countries.

*Onshore Activities in Italy*

The San Marco Permit, which includes the Abbadesse Prospect ("Abbadesse"), was transferred to Grove on December 12, 2002 and has a six year term until July 10, 2008. Under Italian law Grove may apply for and, subject to meeting its work commitment obligations, should be granted a three year extension of the six year term. By drilling the Abbadesse-1 Well and purchasing seismic data, Grove has satisfied the necessary work commitment obligations.

As consideration for the acquisition Grove issued 1,687,500 Common Shares, paid US$41,250 ($51,000) as a reimbursement of expenses incurred by the Vendors and granted a royalty to the Vendors equal to 1.5 per cent of the gross revenues (based on market prices net of government charges, fees, taxes and royalties) received from hydrocarbons produced from the San Marco Permit. There is a 7 per cent royalty payable to the Italian Government in respect of the gross revenues from any hydrocarbons produced onshore; however, the first 20 million standard cubic meters (approximately 700 million standard cubic feet) of annual gas production from Abbadesse is exempt from this royalty. Italian corporate and local taxes are approximately 33 per cent of taxable income.

On September 19, 2003 Grove entered into a Joint Development Agreement ("JDA") and a conditional Gas Supply Contract with Blugas S.p.A ("Blugas") an arm's length independent Italian gas trader. Together with Blugas, Grove committed to drill the Abbadesse-1 Well on the Abbadesse Prospect during the fourth quarter of 2004.

Under the JDA, Blugas contributed €1.5 million (approximately $2.4 million) toward the development of Abbadesse. In return for its €1.5 million contribution, Grove granted to Blugas a 20 per cent interest in the first 350 million standard cubic meters of natural gas produced from Abbadesse and a first right of refusal over the Company's interest in natural gas from Abbadesse. Grove retains the remaining 80 per cent interest in the first 350 million standard cubic meters of natural gas produced and 100 per cent of all gas in excess of 350 million standard cubic meters. The JDA and Gas Supply Contract provide that Grove will sell all of the natural gas produced from Abbadesse to Blugas at a discount of 20 per cent from market prices for the first 350 million standard cubic meters and at a discount of 18 per cent from market prices for production in excess of this amount. The Gas Supply Contract also provides that Blugas must take or pay for 85 per cent of the natural gas produced from Abbadesse.

Grove's entitlement to natural gas production from Abbadesse is as follows:

| | **Volume** | | **Price Participation** | |
|---|---|---|---|---|
| | First 350 MMSCM | Beyond 350 MMSCM's | First 350 MMSCM | Beyond 350 MMSCM's |
| Grove | 80% | 100% | na | na |
| Blugas | 20% | 0% | 20.0% | 18.0% |
| Italian Government | na | na | 6.3% | 6.3% |
| Vendors' Royalty | na | na | 1.5% | 1.5% |
| Net to Grove | 80% | 100% | 73.8% | 75.7% |

For the first 350 million standard cubic metres of natural gas production the Company would receive 80% of the production and would be paid 73.8% (net of royalties) of the market price for natural gas. After the first 350 million standard cubic metres of production the Company would be paid (net of royalties) 75.7% of the market price for all of the natural gas produced.

The Abbadesse-1 Well is located in the Po Valley Gas Basin and was drilled to a depth of 3,068 meters. Gas shows were encountered during drilling and electric wireline logs confirmed the presence of moveable gas over numerous intervals. Based on analysis of electric wireline logs, Grove decided to perform a test of each interval. On January 20, 2005 the Company announced that production testing of the Abbadesse-1 Well had recorded aggregate gas flows of 15 million standard cubic feet per day (approximately 0.42 million standard cubic meters per day or approximately 2,566 barrels of oil equivalent).

As at March 31, 2005 the Company had invested $5.2 million at the San Marco Permit, which includes the Abbadesse-1 Well. During the three months ended March 31, 2005 expenditures at San Marco amounted to $2.1 million (three months ended March 31, 2004 -- $nil) and were

related to the completion of the Abbadesse-1 Well, engineering work and costs related to the preparation of the application for an exploitation permit.

Grove's application to the Italian Ministry of Productive Activities contemplates drilling two additional wells, construction of a gas plant and two kilometers of pipeline. At this point in time the Ministry has not completed its review of the application and no decisions with respect to the work plan or capital costs for exploiting the Abbadesse discovery have been made.

*Onshore Activities in Slovenia*

Pursuant to an agreement dated February 19, 2004, and subsequent amendments to the agreement (the "Farm-Out Agreement"), with Nemmoco Slovenia Corporation ("Nemmoco"), Loon Energy Inc. ("Loon") and Auldstone Investments Inc. ("Auldstone"), Grove acquired 65 per cent of the beneficial interests of each of Nemmoco, Loon and Auldstone in certain reservoirs ("Reservoirs") underlying the Petisovci-Dolina Gas Field in Slovenia by spending more than €4.0 million ($6.4 million) on an agreed work plan (the "Agreed Work Plan"). Grove has a 48.75 per cent beneficial interest in the Reservoirs, which are roughly 1,800 metres below surface. Grove, along with Nemmoco and Loon are subject to the terms of the Joint Venture Agreement with Nafta Lendava d.o.o. ("Nafta") for the exploration, development and exploitation of the Reservoirs.

Concurrent with entering into the Farm-Out Agreement Grove agreed in principle to assign 3.65 per cent of its 48.75 per cent interest to Petro-Engineering (Overseas) Limited ("PEOS") as a fee for introducing the transaction to Grove. Grove has agreed to carry PEOS in respect of US$ 4 million spent in respect of the Agreed Work Program and thereafter PEOS is required to meet its proportionate share of any funding obligations. Grove has priority repayment of its investment capital prior to any distribution to PEOS. As the assignment to PEOS has been effected, the Company currently has a 45.1 per cent beneficial interest in the Reservoirs. PEOS is a company controlled by a former executive officer and director of Grove. PEOS has claimed that it is entitled to an additional beneficial interest of 1.2 per cent in the Reservoirs. Grove is disputing this claim and is negotiating with PEOS to resolve this matter.

During 2004, Grove completed the first phase of a technical review and drilled the D-14 Appraisal Well ("D-14 Well") under the Agreed Work Plan. The primary objective of the D-14 Well was to penetrate the Reservoir zones which had not previously been drilled in order to establish Reservoir continuity and productivity. A second objective was to fracture stimulate the best available zone(s) encountered in the D-14 Well.

During the initial fracture stimulation, reservoir overpressure, high near wellbore losses and very high fracture gradients were encountered. Although the overpressure resulted in unexpected delays and increased costs, Grove believes that the reservoir overpressure is a positive indication for the overall deliverability and productivity of the Reservoirs. Once the fracture stimulation campaign ended D-14 was completed with 2 3/8$^{th}$ inch completion tubing and suspended awaiting post fracture clean up and testing.

On January 3, 2005 post fracture clean up activities commenced. During the initial clean up it was decided to connect the D-14 Well to temporary test and processing facilities. These engineering works delayed testing by an additional three weeks. The production test was further delayed by unseasonably cold weather during late January and production testing started in February.

On March 24, 2005 the Company reported that D-14 continues to undergo clean up and that there may have been some well bore damage or changes in rock permeability that is restricting gas flow. Grove and its partners are conducting an evaluation and investigation and are preparing a program to attempt to remove any possible damage prior to possible extended production testing.

Grove has a priority right to repayment of its capital in relation to the other parties to the Joint Venture Agreement. Under the Joint Venture Agreement parties to the agreement, except Nafta, are entitled to 95 per cent of the production revenues from the reservoirs until their capital contributions have been recovered. Thereafter, all parties to the Joint Venture Agreement will share revenue in proportion to each of their respect interests. Under these terms and the Farm-Out Agreement, Grove is entitled to receive 75 per cent of 95 per cent of all revenue generated as a result of production from the Reservoirs until its capital investment has been recovered.

Slovenia's oil and gas tax regime is favourable and the commercial terms under the Joint Venture Agreement are favourable. The income tax rate is 25 per cent and government royalties are €0.06 ($0.10) per million standard cubic feet for natural gas production and €0.13 ($0.21) per barrel of oil production.

At March 31, 2005, the Company had invested $7.4 million in the Slovenian Concession of which $1.95 million was spent on the D-14 well during the first three months of 2005.

*Onshore Activities in Romania*

On October 20, 2004 the Company announced it had entered into a "farm-in" agreement with Sterling Resources (UK) Limited ("Sterling"). This agreement allows Grove to earn a 40 per cent interest in the South Craiova Concession (the "Concession"), an onshore Romanian exploration, development and production permit. Grove's commitments under this agreement are, in addition to funding its 40 per cent working interest in the Concession, to fund:

(a) 40 per cent, up to a maximum of US$400,000 (approximately $500,000), of its share of the Cetatuia Well to be drilled in the Concession;

(b) 20 per cent, to a maximum of US$160,000 (approximately $200,000), of the costs of acquiring certain seismic data over the Concession; and

(c) 10 per cent, up to a maximum of US$100,000 (approximately $125,000), of a second well to be drilled on the Concession.

Sterling indicated that in late May 2005 it would start drilling the Cetatula-1 well to test two targets. The primary target is in the Mid Triassic and the secondary target is in the Sarmatian. Grove and Sterling are reviewing data to identify other prospective targets within the Concession.

Romania's oil and gas taxation regime consists of a corporate profits tax at the rate of 25 per cent and a 3 per cent mineral exploitation tax based on the value of gross petroleum production. Government royalties are also levied on the value of total annual production and are based on a sliding scale ranging from 1 per cent to 25 per cent.

At March 31, 2005 the Company had invested $0.1 million (December 31, 2004 -- $nil) in the Romanian farm-in.

*Offshore Activities in Italy*

On March 28, 2003 Grove entered into an agreement with Puma Petroleum Limited ("Puma"), an arm's length company, to acquire a 100 per cent interest in two offshore Italian exploration permits. The permits are for liquid and gaseous hydrocarbon exploration within two areas designated as Pantelleria West, which covers approximately 65,719 hectares and Pantelleria South covering an area of approximately 66,531 hectares. The acquisition was subject to Ministerial Decrees, which were received on March 28, 2003 and April 22, 2003.

Consideration paid for the 100 per cent interest was a 1.5 per cent royalty on the gross proceeds (net of government royalties, fees, sales, excise, production or similar taxes) from the sale of production from Pantelleria West and South. In addition to the royalty Grove paid to Puma US$ 67,501 (approximately $100,000) as a reimbursement of expenses. A 4 per cent gross revenue royalty is payable to the Italian Government with respect to offshore production in excess of 50,000 tonnes per year.

The exploration permits expire in November 2008 and may be extended for an additional three years by satisfying certain work commitments. To-date the Company has conducted a geological evaluation of the permit areas, carried out a seismic reinterpretation and acquired additional seismic information in accordance with the exploration permit work commitments. The most significant work commitments remain outstanding. Those are to drill within Pantelleria West an exploration well at a cost of at least €3.5 million (approximately $5.6 million) and a well within Pantelleria South at a cost of at least €3.5 million (approximately $5.6 million). The licence requires that these wells be drilled by November 2005. Grove is applying for and expects to receive an extension of this deadline.

In order to further evaluate the Pantelleria permits Grove purchased 650 kilometers of historic 2D seismic data which identified a number of leads that merit further evaluation. In December 2004, Grove contracted for a further 750 kilometers of 2D seismic over the north west area of the Pantelleria West Exploration Permit. The seismic survey was completed in December 2004 and in February 2005 the Company announced that it had selected a company to process the data

gathered. Processing is expected to be complete early in the second quarter of 2005 after which quality control and prospect mapping will begin. The Company's current intention is to farm-out a portion of the Pantelleria permits in order to reduce its offshore exploration risk.

As at March 31, 2005, the Company's investment in the Pantelleria Permit was $1.3 million (December 31, 2004 -- $0.4 million). The $0.9 million spent in the first three months of 2005 was to acquire additional seismic data.

## Results of Operations and Financial Condition

*Selected Quarterly Financial Information*

The quarterly losses have tended to increase as the Company's activities increase and expand. During the first quarter of 2005 the Company recorded a foreign exchange loss of nearly $0.2 million. This loss was due to the affect of the appreciation of the Company's reporting currency (the Canadian dollar) over the course of the first three months of 2005 relative to the Euro. Grove's expenditures are principally in Euros and to match its cash balances to its spending obligations the Company converts its Canadian dollars into Euros. The following table sets out the relative exchange rates at the dates indicated.

| | $1 Cdn = Euro |
|---|---|
| December 31, 2004 | 0.6138 |
| March 31, 2005 | 0.6374 |
| May 16, 2005 | 0.6232 |

By holding Euros the Company's reported foreign exchange gains or losses will vary as the Euro to Canadian dollar exchange rate changes. At March 31, 2005 the Company's cash balance included 7.5 million Euros (December 31, 2004 6.1 million Euros).

The principal reason for the significant increase in the December 2004 quarterly net loss is that stock-based compensation expense of $0.7 million was recorded and administrative and other costs were slightly higher due to indirect costs associated with the Company's exploration activities in Italy and Slovenia and the financing completed in December 2004. Indirect and administration costs during future quarters will continue to trend higher as the Company continues to carry out exploration, due diligence, appraisal and development projects.

For the three month period ended March 31, 2004 the Company recorded a stock-based compensation expense of $128,000. Other expenses were significantly lower than those incurred for the corresponding period of 2005. During the early part of 2004 the Company's activities were limited to the search for and acquisition of petroleum and natural gas properties. Over the course of 2004, the Company recruited additional personnel, raised capital and expanded its business resulting in a corresponding increase in expenses. This trend is illustrated in the following table.

| | Mar-05 | Dec-04 | Sep-04 | Jun-04 | Mar-04 | Dec-03 | Sep-03 | Jun-03 |
|---|---|---|---|---|---|---|---|---|
| Total Revenue | $ - | $ - | $ - | $ - | $ - | $ - | $ 64 | $ 12,430 |
| Income (loss) before discontinued operations | (857,555) | (1,816,480) | (328,947) | (425,373) | (450,231) | (112,130) | (228,486) | (83,014) |
| Income (loss) per share before discontinued operations | (0.01) | (0.03) | (0.01) | (0.01) | (0.01) | 0.00 | (0.01) | 0.00 |
| Discontinued Operations | - | - | - | - | - | - | (26,180) | 490,000 |
| Income (loss) for the period | (857,555) | (1,816,480) | (328,947) | (425,373) | (450,231) | (112,130) | (254,666) | 406,986 |
| Net income (loss) per share | $ (0.01) | $ (0.03) | $ (0.01) | $ (0.01) | $ (0.01) | $ - | $ (0.01) | $ 0.02 |

*Liquidity and Capital Resources*

The Company's working capital, including cash and temporary investments of $18.6 million, was $18.5 million at March 31, 2005. Committed and expected spending requirements, excluding corporate overhead, for the next three years is approximately $2.5 million. Once work plans and budgets are agreed upon at the South Craiova project and as permitting progresses in Italy spending requirements will increase, but existing working capital will be sufficient to meet these potential future requirements.

| | | Timing of Expected Payments | | | |
|---|---|---|---|---|---|
| **Commitments and Contractual Obligations** | Total | Less than one Year | One to three Years | Beyond Three Years | Comments |
| Long-term debt | $ - | $ - | $ - | $ - | |
| Capital lease obligations | - | - | - | - | |
| Operating lease obligations | 96,000 | 32,000 | 64,000 | - | |
| Property Spending Commitments: | | | | | |
| Pantelleria | 63,000 | - | 63,000 | - | |
| Slovenia | 100,000 | 100,000 | - | - | |
| South Craiova | 800,000 | - | 800,000 | - | Note (i) |
| Cetatula - 1 | 800,000 | 800,000 | - | - | Note (i) |
| Asset retirement obligations | 610,000 | - | 610,000 | - | |
| | $ 2,469,000 | $ 932,000 | $ 1,537,000 | $ - | |

Note (i): The agreement with respect to the South Craiova Concession was entered into on October 20, 2004 and calls for initial commitments of US$660,000. The Company's preliminary estimate of its share of Cetatula -1 is $800,000

## Off-Balance Sheet Arrangements

The Company has entered into agreements with various parties for the acquisition and advancement of is property interests and, consequently, is required to meet certain spending obligations. Subject to the terms of the specific property agreements, terminating the agreements or arrangements might result in the Company losing its interest in the projects or being sued for non-performance. The Company's obligations with respect to its property interests are set out in the respective agreements and a summary of the relevant sections of the documents is set out herein. Management has no reason to believe that the other parties to the property interest agreements will not fulfill their obligations, but there can be no guarantee of the performance by other parties.

In order to fulfill its spending commitments under the property agreements, Grove will enter into contracts with providers of services and equipment. Should the Company's working capital not be sufficient or should another party to a property interest not fulfill its obligations, Grove might

be sued for non-compliance under contracts with service or equipment providers. The Company has placed $400,000 on deposit as a guarantee for a US$ 200,000 letter of credit in favour of one of the contractors working at the San Marco project. The deposit matures and the guarantee expires on November 30, 2005.

Although the Company is selective in its choice of service and equipment providers there can be no guarantee that such providers will meet their obligations under contracts, which may result in loss to the Company or delays to the Company's projects.

**Proposed Transactions**

The Company constantly evaluates new projects and potential investment or divestment opportunities in order to develop the business. There are no proposed transactions, other than as described herein, reportable at this time.

**Changes in and Initial Adoption of Accounting Policies**

Since December 31, 2004, the Company has not adopted any new accounting principles; changed the method of application of any accounting policies; nor made any material adjustments to any of its accounting estimates.

**Financial Instruments, Currency, Interest Rate and Credit Risks**

Financial instruments consist of cash or cash equivalents, receivables, and accounts payable and accrued liabilities. These instruments are recorded at their carrying value which approximates fair value due to their immediate or short term maturity. The Company is not subject to significant credit or interest rate risk with respect to these instruments. To the extent that the Company holds cash or cash equivalents in Canadian dollars and has spending commitments denominated in United States Dollars, United Kingdom Pounds or Euros the Company is subject to currency exchange rate fluctuations. To mitigate these risks the Company's practice is to periodically convert funds from Canadian dollars to other currencies in order to match its spending requirements.

**Segmented Information**

The Company's operating business segment is the acquisition, exploration and development of oil and natural gas properties in Europe. Administrative support is provided from offices in Canada, the United Kingdom and Australia. Note 9 to the unaudited interim consolidated financial statements as at and for the three month periods ended March 31, 2005 and 2004 sets out Grove's business activities by geographic segment.

## Outstanding Share Capital

At March 31, 2004 there were 123,311,797 Common Shares issued and 122,797,455 shares were outstanding, 19,117,180 whole warrants to purchase Common Shares outstanding and 3,600,000 options outstanding to purchase Common Shares. Details of the Common Shares outstanding are set out in the consolidated statement of shareholders' equity for the period ended March 31, 2005.

After March 31, 2005 and to May 25, 2005 there were 1,653,750 Common Shares issued pursuant to the exercise of warrants for proceeds of $ 0.7 million. On March 31, 2005 there were 302,176 shares released from escrow.

Details with respect to outstanding warrants and options are set out in the following tables.

**Common Shares Reserved Under Warrants Issued**

| Number of Warrants | Number of Underlying Shares | Date of Issue | Exercise Price | Expiry Date | Time to Expiry (months) | Potential Cash Receipts |
|---|---|---|---|---|---|---|
| 5,937,500 | 5,937,500 | January 6, 2004 | $ 0.20 | January 6, 2006 | 12.2 | $ 1,187,500 |
| 9,091,667 | 9,091,667 | April 28, 2004 | $ 0.40 | April 28, 2006 | 15.9 | 3,636,667 |
| 15,000,000 | 7,500,000 | July 7, 2004 | $ 0.65 | January 7, 2006 | 12.3 | 4,875,000 |
| 1,500,000 | 1,500,000 | July 7, 2004 | $ 0.40 | July 7, 2005 | 6.1 | 600,000 |
| 2,857,143 | 2,857,143 | December 1, 2004 | $ 0.46 | December 2, 2005 | 11.0 | 1,314,286 |
| **Balance December 31, 2004** | 26,886,310 | | $ 0.43 | | | $ 11,613,453 |
| (906,250) | (906,250) | January 6, 2004 | $ 0.20 | January 6, 2006 | 9.2 | (181,250) |
| (4,605,500) | (4,605,500) | April 28, 2004 | $ 0.40 | April 28, 2006 | 12.9 | (1,842,200) |
| (1,900,000) | (950,000) | July 7, 2004 | $ 0.65 | January 7, 2006 | 9.3 | (617,500) |
| (833,400) | (833,400) | July 7, 2004 | $ 0.40 | July 7, 2005 | 3.1 | (333,360) |
| (2,525,262) | (2,525,262) | December 1, 2004 | $ 0.46 | December 2, 2005 | 8.0 | (1,161,621) |
| 2,051,282 | 2,051,282 | March 11, 2005 | $ 0.13 | July 31, 2005 | 4.0 | 266,667 |
| **Balance March 31, 2005** | 19,117,180 | | $ 0.41 | | | $ 7,744,189 |
| (150,000) | (150,000) | April 28, 2004 | $ 0.40 | April 28, 2006 | | (60,000) |
| (1,397,500) | (1,397,500) | April 28, 2004 | $ 0.40 | April 28, 2006 | | (559,000) |
| (212,500) | (106,250) | July 7, 2004 | $ 0.65 | January 7, 2006 | | (69,063) |
| **Balance May 25, 2005** | 17,463,430 | | $ 0.40 | | | $ 7,056,126 |

**Common Shares Reserved Under Options Granted**

| Number of Options | Number of Underlying Shares | Date of Grant | Exercise Price | Expiry Date | Time to Expiry (months) | Potential Cash Receipts |
|---|---|---|---|---|---|---|
| 1,410,000 | 1,410,000 | March 31, 2002 | $ 0.24 | March 21, 2005 | na | $ 338,400 |
| 800,000 | 800,000 | December 13, 2003 | $ 0.15 | December 12, 2006 | 20.4 | 120,000 |
| 400,000 | 400,000 | February 24, 2004 | $ 0.20 | February 24, 2007 | 22.8 | 80,000 |
| 200,000 | 200,000 | March 22, 2004 | $ 0.20 | March 21, 2007 | 23.6 | 40,000 |
| 475,000 | 475,000 | October 4, 2004 | $ 0.40 | October 4, 2005 | 6.1 | 190,000 |
| 200,000 | 200,000 | October 4, 2004 | $ 0.40 | October 4, 2006 | 18.1 | 80,000 |
| 1,575,000 | 1,575,000 | October 4, 2004 | $ 0.40 | October 4, 2007 | 30.1 | 630,000 |
| **Balance December 31, 2004** | 5,060,000 | | $ 0.29 | | 16.6 | $ 1,478,400 |
| (1,290,000) | (1,290,000) | March 31, 2002 | $ 0.24 | March 21, 2005 | | (309,600) |
| (50,000) | (50,000) | October 4, 2004 | $ 0.40 | October 4, 2004 | | (20,000) |
| (120,000) | (120,000) | March 31, 2002 | $ 0.24 | Expired March 21, 2005 | | - |
| **Balance March 31, 2005** | 3,600,000 | | $ 0.32 | | | $ 1,148,800 |